July 2, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Gregory Dundas

VIA EMAIL AND EDGAR

Re:	Customers 1st Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed June 18, 2010
File No. 333-166225

On behalf of Customers 1st Bancorp, Inc. (the “Company”), this letter is submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated June 30, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 2 to the S-1, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.  Page numbers refer to the filed copy of Amendment No. 2 to the S-1.

Risk Factors

The Bank’s emphasis on commercial and warehouse lending… page 16

1.
Please revise this risk factor to discuss the risks involved in warehouse lending.  Provide a similar discussion under the heading “Loans” on page 109, including a discussion of the steps being taken by the company to mitigate those risks.

We have revised the Form S-1 at pages 16 and 109 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 93

2.
With respect to each securityholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.  If not, you must identify the natural person or persons having voting and investment control over the securities they hold.  Please revise accordingly.

We have added footnotes to the Security Ownership of Certain Beneficial Owners and Management table beginning at page 93 in response to the Staff’s comment.

Exhibit 5.1

3.
Please obtain a revised legality opinion deleting the language in the penultimate paragraph suggesting that investors may not rely upon the opinion.  Opinions may be limited as to purpose but not as to person.

Our legal counsel, Stradley Ronon Sevens & Young, LLP, has issued a revised legality opinion in response to the Staff’s comment.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS 1ST BANCORP, INC.

By: s/ Jay S. Sidhu
Name: Jay S. Sidhu
Title: Chairman and Chief Executive Officer